Mr. Jason Neithamer                                                                                                           August 14, 2008
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re: Patient Portal Technologies, Inc.
         Form 8-K filed March 31, 2008
         Form 8-K/A; Amended August 8, 2008
         Form 8-K/A; Amended August 14, 2008
         File No. 000-53145

Dear Mr. Neithamer:

We are writing in response to you letter dated August 13, 2008 regarding our amended March 31, 2008 Form 8-K/A filed August 8, 2008. We have field another amended Form 8-K/A on August 14, 2008. Our responses to your comments follow:

Form 8K Filed August 8, 2008

1.	As previously requested in our prior comment letter, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

Company Response:

We acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in our filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

2.
We note your response to prior comment 1 and the revised disclosures in your Form 8-K/A filed August 8, 2008. Your amended Form 8-K does not address all of our prior comments. As such amend your Form 8-K to provide the following disclosures required by Item 304(a)(1) of Regulation S-K:

•
As previously requested, state whether the previous certifying accountant, Walden Certified Public Accountant, P.A., resigned, declined to stand for reelection or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the certifying accountant “withdrew”, as that wording may be unclear to a reader;

Company Response:

We have modified the disclosure to indicate that the previous accountant resigned due to the reasons stated in her letter.

•
As previously noted, Item 304(a)(1)(ii) requires a specific statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Your amended Form 8-K should include this specific disclosure;

Company Response:

We have added a specific disclosure regarding the previous two years opinions and the reference to going concern issues.

•
Your amended Form 8-K should provide specific disclosure should also state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant or any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v).

Company Response:

There were no disagreements or other reportable issues and we have modified our amended Form 8-K to included specific disclosure.

Please contact us should you have any additional questions.

Sincerely,

Kevin Kelly
CEO